SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period ending 1 October 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F	X	Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Wednesday, 4 September 2002 - 256/2002

TELSTRA ANNOUNCES NZ$ COMMERCIAL PAPER PROGRAM

Telstra today announced plans for a NZD Commercial Paper (CP) Program to be arranged by ANZ.

A dealer panel is being established and initial members will be:

  ANZ
  Bank of New Zealand
  Westpac Trust

The program will be unlimited, allowing Telstra to borrow up to a level comfortably supported by the local capital markets.

Telstras Chief Financial Officer, Mr David Moffatt, said the CP Program would be an efficient, flexible and reliable source of short-term funding and complement Telstras existing AUD, USD and Euro CP Programs.

"We want to support the local market and this is a positive demonstration of our confidence and long-term commitment to New Zealand, including strong support for our joint venture TelstraClear. It makes sense that some of Telstras funding requirements be raised in NZD," he said.

"This facility will also give New Zealands financial institutions the opportunity to invest in Telstra in their home currency and to indirectly support the funding of competitive telecommunications services which benefits all New Zealanders," Mr Moffatt said.

A road show in Wellington and Auckland is planned for late September, or early October, with issuance shortly after.

The proceeds of the NZD CP issues will be used for Telstras general corporate funding purposes including TelstraClear which is the second largest telco in New Zealand and 58 percent owned by Telstra.

Telstras short-term ratings are P1 Moodys, A1+ Standard and Poors and F1+ by Fitch. Telstras long-term ratings are Aa3 Moodys, AA- Standard and Poors and AA- by Fitch. All ratings are on stable outlook.

FOXTEL Undertakings to the ACCC August 2002

EXPLANATION OF FOXTEL'S UNDERTAKINGS TO THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

SEPTEMBER 2002

PART A	BACKGROUND AND OVERVIEW
PART B	FOXTEL'S UNDERTAKINGS
PART C	FOXTEL'S RESPONSE TO ISSUES RAISED BY THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

EXPLANATION OF FOXTEL'S UNDERTAKINGS TO THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

PART A - BACKGROUND AND OVERVIEW

Subscription television industry in Australia

  The subscription television industry in Australia is unviable. To date, $8 billion has been invested in the industry and none of the subscription television operators have reached profitability. All operators (FOXTEL, Optus and Austar) have made, and continue to make, substantial losses. FOXTEL, for example, has made an aggregate loss of almost $900 million, including approximately $100 million last financial year.
  The subscription television industry in Australia is the most regulated start-up business in Australia. Subscription television was prohibited until 1995 in order to protect the open broadcasters. Even on introduction, subscription television operators have been subjected to a high degree of regulation including:
    no advertising until 1997; and
    the most stringent sports anti-siphoning rules anywhere in the world.
  Industry penetration is only 22% in Australia compared to 85% in the USA, 55% in the UK and over 40% in New Zealand.
  Subscription television operators face competition from other subscription television operators (cable, satellite and MDS), open broadcasters, DVDs, video sales and rentals and cinemas. Coupled with this is the possibility of entry by new operators.

Subscription television industry - key statistics
Australia
Population	20 million
Subscription television established	1995
Lifecycle	Young
Level of investment	$8 billion
Financial return	Unprofitable
Television households	7 million
Total subscribers to subscription television	1.5 million
Penetration rate	22%

The Content Supply Agreement

  On 5 March 2002, FOXTEL entered into the Content Supply Agreement CSA with Optus in an attempt to rationalise the subscription television industry in Australia, improve its financial viability and invigorate penetration and take-up of subscription television services.
  The CSA is conditional on the Australian Competition and Consumer Commission notifying the parties in writing that it does not intend to intervene in the transactions contemplated by the CSA.
  FOXTEL has made a number of submissions to the ACCC in relation to the transactions contemplated by the CSA. Optus has separately made submissions to the ACCC.
  Since March the ACCC has made extensive market enquiries and substantial material has been submitted to the ACCC by third parties.

ACCC Concerns

  The ACCC has expressed the view that Part IV of the Trade Practices Act 1974 (Cth) the Act is likely to be contravened should effect be given to the CSA, in its current form.
  The ACCC has raised six main competition concerns in relation to the CSA, namely:
    competition for subscription television content will be reduced;
    competition between FOXTEL and Optus in the provision of retail subscription television services will be reduced;
    FOXTEL will gain market power which will enable it to exert influence over the availability and terms of supply in programming;
    barriers to entry for third parties who wish to supply retail subscription television services will be raised;
    FOXTEL will be able to leverage its market power into telecommunications markets; and
    the first and last rights of refusal over certain of Optus' assets granted to FOXTEL.

FOXTEL's proposed undertakings

  FOXTEL has given extensive consideration to the views expressed by the ACCC.
  FOXTEL has formulated a package of undertakings to comprehensively address the concerns expressed by the ACCC.
  FOXTEL has offered the ACCC the most comprehensive package of undertakings in Australian corporate history.
  FOXTEL believes that the undertakings are pro-competitive, will generate a number of key benefits to consumers, other subscription television operators and infrastructure operators and assist in ensuring that the subscription television industry becomes viable.
  The ACCC is seeking comment from interested parties about whether the CSA as modified by FOXTEL's undertakings is likely to substantially lessen competition in any market.
  The key benefits include:
    Wider range of and better access to programming for consumers. The CSA and associated undertakings will provide consumers with greater access to programming as well as a wider range of programming. Optus customers will have the option to purchase the FOXTEL service as part of the Optus package, thus making Optus' service more competitive. In addition, FOXTEL undertakes to provide a certain percentage of non-affiliated programming in its basic package and is committing to invest at least $3 million on local independent content and provide two community channels as part of its digital service.
    Investment in the development of a full digital service with open access. The undertakings include a commitment by FOXTEL to start a digital service (subject to regulatory certainty and prior board approvals) which is an outcome that the Government has been pursuing with FOXTEL, while providing open access for third party channel suppliers allied with FOXTEL's investment commitment. FOXTEL's commitment to develop a full digital service will drive the up-take of digital and interactive television in Australia.
    Certainty in the terms for third party access to subscription television infrastructure. This will encourage further competition for the acquisition of content and delivery of services.
    Investment in new broadband infrastructure will be encouraged through the wholesale provision of FOXTEL's subscription television service to infrastructure operators who are likely to package it with other telephony and high-speed broadband services.
    Competition between subscription television operations will increase. In addition it has the continued ability to differentiate itself from FOXTEL. FOXTEL's undertakings also encourage new subscription television operators to compete with FOXTEL, Optus and Austar at a retail level.
    Development of a viable subscription television industry in Australia. The undertakings represent a framework to bring structural reform and viability to an industry which has collectively invested in excess of $8 billion since 1995 and is yet to return a single dollar to the primary risk takers - the operating platforms.
  In summary, FOXTEL's undertaking package includes:
    Commitment to digital investment
    Digital access undertaking
    Reduction in recovery of installed customer cost base
    Analogue access undertaking
    Downstream supply of content to other Infrastructure Operators
    Price cap on the FOXTEL basic service
    Acquisition of non-exclusive channels
    Access for non-affiliated channels
    Amendments to the Content Supply Agreement
      delete first and last right over Optus cable
      enable third party access to the Optus cable
    Non-exclusive 3G rights, Internet and non-discriminatory third party supply
    Two special community channels
    Maintain spending level on independent Australian content

PART B - FOXTEL'S UNDERTAKINGS

1. Digital Investment (undertaking 5.1)

Undertaking:

FOXTEL commits to supply a digital service no later than 12 months after a Final Order is made in relation to a decision by the ACCC to exempt FOXTEL's subscription television services from the application of Part XIC pursuant to proposed changes to Part XIC announced by the Minister. However, FOXTEL will not supply a digital cable service prior to 23 October 2003. This undertaking is conditional on the Revised Legislation commencing by 31 December 2003 and there being no specific adverse relevant regulatory change prior to such commencement.

Commencement of digital service

  FOXTEL will commence a digital service (estimated to cost in excess of $600 million as well as ongoing costs). FOXTEL would like to commence a digital cable and expanded satellite service as soon as possible. However, FOXTEL requires certainty in the regulatory environment in which this investment is being made and the terms upon which FOXTEL will provide Digital STU Services to third parties to be known before making such a large investment.
  This is a very significant commitment in terms of its consequences, the environment and cost.
  The undertaking also represents a very significant concession by FOXTEL's shareholders. FOXTEL's shareholders are not insisting that any commitment by FOXTEL to start a digital cable service must be conditional upon the Government passing industry-specific legislation to give subscription television operators immunity from the application of access regimes upon lodging of an undertaking with the ACCC.
  FOXTEL's proposal instead relies on the Government's announcement to extend the availability of exemptions under Part XIC prior to declaration of a service (the Revised Legislation)
  FOXTEL believes that this generic legislation announced by the Minister in response to the Productivity Commission's report is likely to be introduced early in the Spring Parliamentary session.
  As with any substantial commitment such as this, it is subject to prior approval by the Board's of FOXTEL's shareholders and the FOXTEL Board itself.

Exemptions

  Following passage of the Revised Legislation (so long as this is prior to 31 December 2003), FOXTEL and Telstra have undertaken to apply for exemptions on the basis of their digital access undertakings. The ACCC would hold a public inquiry in relation to whether to grant FOXTEL and Telstra an exemption. The exemption will continue until the expiry of the digital access undertaking (31 December 2007) or if FOXTEL chooses to continue the digital access undertaking after that date, the exemption would continue until the undertaking is terminated by FOXTEL on 12 months' notice to the ACCC.
  If the ACCC grants FOXTEL this exemption and all appeals are exhausted and there has been no regulatory change then FOXTEL's commitment to commence a digital service will be unconditional.
  FOXTEL has specified that the legislation must commence by 31 December 2003 in order to encourage the Government and the Parliament to pass the legislation as soon as possible.

No Regulatory Change

  FOXTEL has specified that it is a condition of its commitment that there has been no relevant regulatory change. A regulatory change is narrowly defined and means only the Government passing legislation which has the effect of:
    preventing providers of subscription television services from acquiring exclusive subscription television rights (other than movie channels);
    requiring providers of subscription television services to supply television programs or channels to other providers; or
    allowing open broadcasters to multi-channel prior to January 2007 or provide subscription television services using the terrestrial broadcasting services bands.
  This restriction is a limited protection against certain changes to the potential operating and regulatory environment from the digital business and is necessary to provide investment certainty for the shareholders. Clauses of this type (and broader versions) are common in contracts dealing with investment in infrastructure.

Balancing shareholder interests

  FOXTEL believes that this approach is very reasonable having regard to the scale of highly speculative investment required and represents an appropriate balance between the shareholders' need for investment certainty and the ACCC's desire for as much certainty as possible surrounding FOXTEL's commitment to start a digital service.
  The ACCC's protection in the interim comes from FOXTEL's analogue undertaking and its allied undertaking to provide a third party access regime whenever it commences a digital cable service.

Digital access undertakings (undertakings 4.1, 4.3 and 4.7)

Undertaking:

FOXTEL undertakes to provide digital cable and expanded digital satellite STU services on the terms attached to the 87B undertaking as soon as it has 100,000 digital cable STUs as part of a commercial retail digital cable subscription television service. FOXTEL will notify the ACCC 3 months prior to it commencing the supply of a commercial retail digital cable subscription television service.

Commencement of digital service

  FOXTEL has always planned to provide access to its Set Top Units (STUs) in a digital environment, subject only to legislative certainty about the terms (including price) on which such access would be granted prior to investing in digitisation. FOXTEL approached the Government of its own volition as early as September 2001 (well before discussions concerning the CSA) in order to commence dialogue about obtaining such legislative certainty.
  FOXTEL does not currently supply a commercial retail digital cable subscription television service but wishes to do so. FOXTEL also plans to significantly expand its commercial retail digital satellite subscription television service.
  FOXTEL is undertaking to provide digital cable and satellite STU services provided it obtains a Final Order (which provides it with an exemption under the Revised Legislation) in order to meet the ACCC's concerns.
  Telstra has offered a similar undertaking regarding the supply of digital subscription television carriage services. Access seekers will need to arrange for carriage of their signal before negotiating access to cable or satellite STUs with FOXTEL.
  The digital access undertaking will involve the supply by FOXTEL of digital STU services to access seekers to the same standard it supplies services to itself.
  The undertaking by FOXTEL to give access to satellite STUs is a big concession by FOXTEL as the ACCC has never indicated that FOXTEL should supply access to its satellite STUs.

Notice periods

  FOXTEL will give the ACCC 3 months' notice of its intention to start a commercial retail digital cable subscription television service. This is intended to give transitioning analogue access seekers (see discussion in section 4) and other potential digital access seekers sufficient time to make commercial plans in relation to the commencement of digital services.
  FOXTEL will also specify any additional technical requirements of the digital STU services 3 months prior to commencing a digital cable service. As FOXTEL does not currently provide a digital cable service, and the specification for its STUs has not been finalised, it is not possible for it to provide technical requirements at this stage. Once that service has commenced, it can change technical requirements upon 3 months' notice to the access seeker.

Condition precedent to supply (100,000 digital cable STUs) and Transition to Digital

  FOXTEL has guaranteed to transition analogue access seekers on a subscriber by subscriber basis to a digital service.
  Apart from these access seekers FOXTEL is not required to provide access to digital STUs until FOXTEL has at least 100,000 digital cable STUs as part of a commercial retail digital cable subscription television service.
  FOXTEL needs sufficient time to properly calibrate the systems' integrity. FOXTEL anticipates that rollout of the 100,000 STUs will be achieved within 6-8 months of commercial launch. This is a reasonable period in which to correct anomalies in the systems.
  FOXTEL will transition any analogue access seekers to digital services at the same time it transitions its own subscribers. FOXTEL therefore does not obtain any "first-mover" advantage in relation to other analogue service providers in providing the digital service.

Conditional access

  In the digital access undertaking, FOXTEL will supply STU services including conditional access (CA) and service information (SI) services, whereas in the analogue undertaking, FOXTEL supplies STU services only and Telstra supplies carriage and CA.

Pricing

  The price for the digital STU services will be calculated by reference to the costing methodology described in a paper by the Network Economics Consulting Group (NECG) dated 4 June 2002 entitled "STU Access Charging". This methodology is similar to that proposed to be used to calculate the price payable under the analogue undertaking for the transitional digital service.
  FOXTEL's digital access rate card methodology is consistent with international practice. It involves determining cost pools with costs being categorised either as directly attributable to an access seeker or a cost to be shared across all users of the STUs (including FOXTEL, which will for the foreseeable future be the primary cost payer).
  Attributable costs are allocated directly to access seekers. Shared costs are allocated amongst all access seekers, including FOXTEL, in proportion to the benefit derived.
  Revenue is used as a key proxy for the benefit derived, with ratings being used as a secondary proxy.
  Not less than once a year FOXTEL will publish a rate card calculated in accordance with the methodology. The methodology depends on costs which are not known at this time.
  The price charged by Telstra for carriage is discussed in an overview document that summarises Telstra's similar economic analysis. However, Telstra has decided upon a lower price to be charged for carriage of $750,000 per channel unless demand outweighs supply in which case Telstra will auction capacity, with $750,000 being the reserve price in that case. After the dual transmission (i.e. analogue and digital simultaneous transmission period) phase, Telstra will provide "build to order" capacity. This allows Telstra to avoid making unnecessary capital investment and to respond to demand.

Term, variation and termination

  The digital access undertaking will be in force until 31 December 2007.
  However, FOXTEL may elect by notice to continue the undertaking after that date indefinitely. In that case, FOXTEL may then terminate the undertaking at any time on 12 months' notice to the ACCC.
  Any contracts entered into by it with access seekers before the termination of the undertaking (including during the notice period) will continue (i.e. they will be 'grandfathered') on their terms.
  If FOXTEL exercises this right to terminate it would lose its exemption and risk declaration of the digital service under Part XIC.
  Until 31 December 2007 FOXTEL can only withdraw the digital access undertaking if the Final Order relating to its exemption is adversely varied, revoked or abrogated and FOXTEL can only amend the terms of access in certain limited circumstances (such as technical change, technical problems, change in market practice or if FOXTEL changes the services it supplies to subscribers).
  These restrictions on FOXTEL's ability to vary the undertaking are very significant given that FOXTEL has not commenced supplying the service yet and balances the need for certainty in the terms of access for access seekers with the need for some flexibility on FOXTEL's part to vary the terms in the future.

Technical requirements

  Only Subscription Television Services and Related Services (non-interactive) supplied by Telstra's HFC cable will be able to access FOXTEL's cable STUs and only Subscription Television Services and Related Services supplied by a satellite addressed by FOXTEL's satellite STUs will be able to access those satellite STUs (and associated Downlink Equipment).
  For satellite STUs the access seeker must also be using the same transmission configuration and same orbital location as FOXTEL.

Capacity

  The minimum amount of digital video broadcast capacity on the HFC network and digital STUs which will be available to access seekers (including persons supplied pursuant to the analogue access undertaking) will be not less than:
    15% of the total capacity to supply digital broadcast carriage services during the dual transmission period; or
    35% of the total capacity devoted to digital video broadcast once FOXTEL is providing only digital subscription television services.
  The 35% dedicated capacity (in excess of 160 channels) is to provide comfort to the ACCC, the Government and access seekers that Telstra and FOXTEL cannot artificially constrain the availability of supply.
  FOXTEL and Telstra believe that in the medium to long term, 35% is likely to exceed demand.
  During the transition dual transmission phase 15% of the total capacity available on Telstra's cable represents between 24-30 channels. 10 of these channels will be taken by the transitioning analogue access seekers. This will leave between 14-20 channels for other access seekers until the analogue dual transmission is completed (around 3 years).
  This offer to dedicate capacity is a significant constraint on Telstra's freedom to use the cable for its own purposes and FOXTEL is unaware of any other international precedent where an access provider has been required to reserve use of its facility to access seekers even where there may be no demonstrated demand.

Other Services

  The FOXTEL and Telstra digital undertakings will cover STU and carriage services in relation to Subscription Television Services and Related Services only. The provision of interactive or other broadband services may be subject to commercial negotiation between the parties, and failing that by declaration under Part XIC.

Co-ordination and Dispute Resolution

  The Digital Access Agreement provides for the establishment of an Access Technical Implementation Group (ATIG), responsible for facilitation assistance through co-ordinating the implementation of the access agreement and co-ordinating ongoing technical issues.
  The agreement also has a dispute resolution mechanism for disputes arising out of the agreement.

Proposed Reduction of the Installed Cost Base (undertaking 4.6)

Balancing shareholders interests

  FOXTEL is an entertainment company and is clearly entitled to receive a reasonable commercial return from the investment that its shareholders have made in analogue infrastructure to deliver television to its subscribers.
  The objective underlying FOXTEL's digital access regime and its pricing methodology is to balance the need for certainty for the FOXTEL shareholders, with certainty for access seekers.

Costs recovery

  FOXTEL believes that recovery of at least $858 million for the acquisition costs for the installed analogue cable customer base to 2007 is justified, and fully consistent with its legitimate business interest. This has been established by the NECG in its report to the ACCC.
  However, to make its digital access undertaking more attractive to access seekers, the ACCC and the Department of Communications, Information Technology and the Arts and in order to facilitate approval of the CSA, FOXTEL is prepared to reduce the amounts that it will recover from the digital business so that the overall recovery will represent only around one third of the total invested capital for acquiring and maintaining the installed customer base. For the period to 2007, this means a reduction from $858M to $278M for the digital cable business. This represents a massive concession of not less than $578 million.
  FOXTEL's decision not to recover the full amount of the installed customer cost base is a concession being offered and should not be interpreted as a decision that the expenditure by the FOXTEL shareholders to create the analogue customer base was inefficient.
  All of FOXTEL's investment decisions during the analogue business were forward looking and designed to increase penetration in a highly risky, start-up business in an immature industry facing serious regulatory hurdles such as anti-siphoning.
  The initial FOXTEL business plan, as with all subscription television businesses, envisaged a high level of losses during start up until a critical mass of subscribers could be built.
  This, together with the reduction in the analogue STU cost base discussed in the next section are significant concessions, offered in the context of reaching constructive resolution on a digital access regime, facilitating the making of the investment decision by the FOXTEL shareholders and to contribute to the clearance of the CSA.
  FOXTEL's shareholders are prepared to make an investment in the digital business but only if, within exceptionally tightly defined operating criteria (which are consistent with widely disseminated policy statements for several years), the regulatory environment is certain and the business case is viable.
  There are many uncertainties that affect forecast costs eg. without a final digital STU specification FOXTEL is unsure of the cost per unit or what the exchange rate will be at that time.
  It would be unreasonable for FOXTEL to bear all of the forecast risk which is why we have developed a methodology without committing at this stage to a fixed rate card.

Undertaking:

After the first 12 months and then not less than every 3 years, FOXTEL will arrange for its rate card calculations to be audited by an independent auditor and will make a copy of the independent audit available to the ACCC.

  This undertaking will provide confidence to the ACCC and access seekers that FOXTEL is calculating its rate card in accordance with (and as independently verified) the pricing methodology.
  The ACCC will have an enforcement role in relation to the digital access undertaking in that it can enforce compliance by FOXTEL pursuant to the 87B undertaking.

Analogue access undertaking (undertaking 3.1)

Undertaking:

Within 7 days of the date of the 87B undertakings, FOXTEL will give to the ACCC a written access undertaking under Part XIC of the Act in respect of analogue STU services for 10 channels in the form attached to the 87B undertaking.

Access to FOXTEL's analogue STUs

  FOXTEL is proposing to give an analogue access undertaking in order to expedite access to the declared analogue service.
  If, following a public inquiry, the analogue undertaking is accepted by the ACCC under Part XIC, this may resolve the existing analogue arbitrations, and avoid future disputes.
  The analogue undertaking will be for 3 years which is the maximum pemitted by Part XIC of the Act for post declaration access undertakings. The term of individual agreements entered into pursuant to the undertaking will be 4 years.
  The 87B undertaking annexes an analogue access agreement which sets out all the terms and conditions of access to FOXTEL's analogue STUs (including price).
  Access to STUs is offered by FOXTEL for so long as the particular STUs are used by a FOXTEL subscriber (ie are active STUs). FOXTEL is not obliged to continue providing STU services where a person ceases to be a FOXTEL subscriber and is entitled to terminate access and remove its STU in those circumstances from the subscriber's house.
  This approach in fact favours access seekers. The access seeker pays access charges based upon allocation of the shared costs between FOXTEL and other access seekers. The access seekers therefore benefit from sharing the costs with FOXTEL and also from the fact that FOXTEL has borne the asymmetric risk of rolling out the STUs.
  Access seekers have the ability to install their own STUs into homes of non-FOXTEL subscribers.

Capacity

  Telstra will give a similar undertaking in respect of an analogue carriage service for 10 analogue channels. The 10 channels includes 9 reserved by Telstra for its own use (6 for retransmission of open broadcast HDTV and 3 for internet services) and 1 of 2 channels resulting from the relocation of the digital test channel to the digital spectrum of the cable.

Transition to Digital

  The analogue access agreement also provides a clear transition path for access seekers who use the 10 analogue channels to a digital service on a subscriber-by-subscriber basis as soon as FOXTEL commences its digital service.
  FOXTEL anticipates that the analogue to digital migration will take approximately 3 years.

Price of STU Access

  The approach FOXTEL and Telstra have adopted on pricing is to extend the digital pricing methodology into analogue. This approach has been adopted in order to stimulate takeup by access seekers and will give the analogue access seekers the same digital transition as FOXTEL.
  FOXTEL proposes to reduce the price proposed by it in the analogue arbitrations to a per STU charge of $325 and hold it constant over the next 3 years. This results in a total shared cost pool based on forecast analogue subscriber numbers of $160 million in 02/03; $146 million in 03/04 and $95 million in 04/05. These figures will be the shared cost pool referred to in the pricing methodology. This results in a net discount of 20%.
  The total shared cost pool will be allocated to access seekers (and FOXTEL itself) by reference to the greater of their subscription revenue or audience ratings' share with a floor. This methodology is similar to the methodology being proposed for digital pricing. It is also consistent with the revenue allocation approach advocated by FOXTEL in the analogue access arbitrations before the ACCC.
  FOXTEL has reduced the total shared cost pool to ensure that the analogue pricing is consistent with the digital pricing, notwithstanding that recovery of the higher price would be economically justified.

Price of Carriage

  The Telstra analogue carriage undertaking will offer the same price as the reserve to be set by it pursuant to its digital access undertaking, namely $750,000 per channel. This is a significant reduction on the interim determination price calculated by the ACCC.
  FOXTEL understands that Telstra's proposal is that the 10 analogue channels will be auctioned with the reserve as stated and the carriage rights will include:
    carriage of the analogue signal starting as soon as practicable;
    simultaneous carriage of a digital channel for each analogue channel at no additional charge commencing simultaneously with FOXTEL's digital service;
    ongoing carriage of the digital channel once analogue transmission ceases at the auction price.

Cessation of Analogue Transmission

  Telstra will also be requiring analogue access seekers to agree to cease analogue transmission at the same time that FOXTEL ceases analogue transmission. This is essential to allow the retirement of the analogue spectrum and to permit the expansion of the available digital capacity.

Channel Numbering

  FOXTEL is conscious of the access seeker's desire for contiguous numbering. Channel numbers are hardwired in the analogue STUs by reference to Telstra's frequencies. If an access seeker requires contiguous numbering, it will need to ensure that it obtains the channel frequencies from Telstra that correspond with contiguous channels on the STU.
  FOXTEL will make available to potential purchasers information about which channel numbers correspond with particular frequencies to assist the access seeker in its negotiations with Telstra.

Co-ordination and Dispute

  The analogue access agreement provides for the establishment of an ATIG responsible for co-ordinating the implementation of the access agreement and co-ordinating ongoing technical issues.
  The agreement also has a dispute resolution mechanism for disputes arising out of the agreement.

Downstream supply of FOXTEL subscription television service (undertaking 8.1)

Undertaking:

FOXTEL will enter into an agreement with cable, MDS and satellite owners or operators (apart from on the Telstra, Austar or the Optus HFC cable) who rollout their own STUs to be supplied the FOXTEL subscription television service (where, and to the extent, FOXTEL has the rights to do so) for supply over that cable, MDS and satellite to those STU's.

Infrastructure Operators

  FOXTEL will provide the entire FOXTEL service to infrastructure operators so they can package FOXTEL with telephony, broadband, Internet and, where relevant, even other utilities such as electricity which will increase competition in all these markets.
  FOXTEL recognises the particular significance and social sensitivity of operators who intend to invest in infrastructure, particularly in regional areas. FOXTEL's downstream program undertaking will facilitate the supply by cable, satellite and MDS operators of a bundle of services.
  Austar has also offered an 87B undertaking to enter similar program licensing arrangements of the Austar service with regional operators in its area.
  In addition, FOXTEL and Austar will enter into an arrangement relating to the sharing of satellite infrastructure which will assist in ensuring the viability of subscription television in regional Australia.
  FOXTEL has prepared a wholesale agreement for the supply of its service to infrastructure operators which is consistent with the finalised commercial terms of its wholesale agreement with TransACT.
  The process that will be followed in entering into agreements with infrastructure operators is set out in an annexure to the 87B undertakings which includes, for obvious reasons, a confidential clause on pricing.

Terms and conditions

  The agreement annexed to the 87B Undertaking specifies all terms and conditions of access other than price.
  Price is to be determined by commercial negotiation within a range or, failing that (and failing mediation), as a result of independent expert determination.
  FOXTEL will consider negotiating other terms on a case-by-case basis but if agreement cannot be reached, the terms of the annexured agreement will prevail.

Choice and flexibility

  The offer provides infrastructure operators with flexibility in the provision of their subscription television service. Infrastructure operators can offer:
    other subscription television services instead of the FOXTEL service;
    other subscription television services in addition to the FOXTEL basic package; or
    offer other tiered services as well as the FOXTEL tiers as an add on to the FOXTEL basic package.
  Infrastructure operators therefore have a number choices - they can offer the FOXTEL service (with the flexibility to offer other additional basic and tiered packages) and/or they can develop their own independent package using channels that are available non exclusively such as the Movie Network movie channels, ESPN, Fox Footy Channel and the many and varied other non-exclusive channels freely available in Australia.

Discounted wholesale price

  The FOXTEL model sets a wholesale price that will allow infrastructure operators to compete vigorously with FOXTEL and each other.
  The rate is set by subtracting a discount from the FOXTEL retail price. This discount is reasonable because:
    infrastructure operators who take the FOXTEL service will have multiple revenue streams to cover their fixed and common costs (including subscription television, telephony, broadband services and, in some cases, other utility services such as electricity) which will allow them to compete vigorously with FOXTEL;
    some infrastructure operators will be using tax payers' money to subsidise their cable roll-out. This subsidy will put them in a strong competitive position against FOXTEL;
    the fact that TransACT has concluded a deal with FOXTEL (consistent with FOXTEL's downstream content undertaking) demonstrates that TransACT believes that the terms provided by FOXTEL allow it to compete.

Dispute Resolution

  The undertaking also includes a number of additional provisions relating to application and dispute resolution processes to facilitate negotiations with potential operators including:
    the appointment of a FOXTEL officer as the initial contact point for applicants (with the ACCC informed of the identity and contact details of the FOXTEL officer);
    within 14 days of FOXTEL being approached to give supply and the payment of a refundable deposit, FOXTEL will meet with the operator to negotiate the licence fee;
    FOXTEL cannot refuse to negotiate with potential applicants unless it has reasonable grounds to believe that the supply of the FOXTEL subscription television service by the operator will not start within 12 months of negotiations commencing;
    FOXTEL will negotiate the licence fee in good faith with the operator; and
    if a dispute arises in the course of the negotiation of the licence fee, the parties agree to mediate the dispute, and if necessary, participate in an expert determination. The parties will agree to be bound by the determination of the expert.
  The downstream offers are a concession made by FOXTEL and Austar which are designed to facilitate new entry of infrastructure investors and operators, particularly in regional areas.

Price Cap on the FOXTEL Service (undertaking 13)

Undertaking:

FOXTEL will agree to a cap for three years on the maximum retail and wholesale price of FOXTEL's cable and satellite basic package, subject only to CPI increases. The cap is the current basic satellite price ($47.95).

  The effect of this price cap, apart from the obvious significant consumer benefit, will be an assurance to potential downstream acquirers of the scope and cost of the FOXTEL service.
  FOXTEL believes that the fact that infrastructure operators can 'subsidise' the price of FOXTEL from their telephony and internet revenues will mean that there will continue to be significant competitive pressures on FOXTEL's pricing.

Non-exclusive Channels (undertakings 7.1, 7.2 and 7.3)

Undertaking:

FOXTEL (and Optus has done so reciprocally) undertakes that it will not acquire the subscription television service rights to the non affiliated Shared Channels on an exclusive basis. FOXTEL will be released from this undertaking if Optus ceases to be bound by an undertaking to the same effect.

FOXTEL also undertakes that for so long as it is supplied with The Movie Network channels under its current agreement with the Movie Network it will not acquire the rights to those channels exclusively.

  The first undertaking ensures that neither FOXTEL nor Optus can acquire exclusive subscription television rights to Antenna, BBC World, Cartoon Network, CNBC, CNN, Disney, National Geographic, RAI, Sky News, Sky Racing, TCM, TVSN and World Movies.
  It is designed to overcome the ACCC's concerns about FOXTEL's potential market power in dealing with these international channel suppliers and its ability to dictate availability and terms of supply of those channels.
  FOXTEL has also finalised (on 2 September) an agreement with The Movie Network for a non-exclusive licence for its three movie channels and has given an undertaking that for so long as FOXTEL acquires The Movie Network channels under that agreement, it will not acquire the rights to those channels exclusively.
  This undertaking ensures that other operators will continue to be able to source movies directly from the channel supplier.

Non affiliated Channels (undertakings 12.1 and 12.2)

Undertaking:

Foxtel undertakes to ensure that at all times during the life of the CSA at least 30% of the subscription video channels in its basic package (not including the open broadcast retransmissions, the EPG or radio on satellite) are non affiliated channels, where "affiliated" means:

  the channels produced and owned by XYZ Entertainment for so long as FOXTEL owns 50% or more of XYZ;
  channels over which FOXTEL, its ultimate shareholders, their wholly owned subsidiaries or holding companies have management control or control over the programming decisions.
  This undertaking is, as far as FOXTEL is aware, unprecedented in any jurisdiction around the world. It is twice the level of guaranteed access for non-affiliated channels in the US and provides for access to the basic package which is unprecedented.
  The combination of:
    (a) this undertaking which guarantees the carriage of a significant percent of non affiliated channels in FOXTEL's basic package through until 31 December 2010; and
    (b)the analogue and digital access regimes which make a significant percentage of cable capacity available to channel suppliers (which would primarily be non affiliated channel suppliers),

    provide ample opportunity for channel providers to obtain carriage of their service.
  Channel providers will have significant countervailing power as a result of these undertakings and the fact that in a digital environment subscription television providers will need to greatly increase the size of their channel offering.

Amendments to the CSA (undertakings 9.1 and 9.2)

Undertakings:

FOXTEL will amend clause 7.4(f) of the CSA to allow Optus to grant a licence or otherwise permit any person to use any part of the Optus cable network, for the conduct of a subscription television service, provided that and for so long as each subscriber to that subscription television service is also an Optus subscriber who takes the Optus basic package.

FOXTEL will also amend the CSA to remove clause 9 (dealing with the first and last right of refusal).

  FOXTEL proposes to make two amendments to the CSA to render operational flexibility and respond to the ACCC's concern that the CSA may result in the diminution of retail competition for the supply of subscription television services.

Clause 7.4(f)

  This first undertaking is to deal with the ACCC's concerns that Optus should be free to allow third party subscription television access seekers or content providers to use the Optus network for delivery of their content or subscription television services.
  The minimum protection for FOXTEL contained in the revised clause 7.4(f) to ensure Optus supplies at least a basic service upon which some licence fees will be accrued (and FOXTEL receives the revenue from this basic service to counter in some part the liability it is assuming) is reasonable. No protection is sought in respect of access for services other than subscription television services.

First and Last Right of Refusal

  There will also be amendments to deal with the ACCC's concerns about the first and last right of refusal.
  The first and last right of refusal provided FOXTEL with certain protections in the event that Optus chose to sell the whole or part of its subscription television business. FOXTEL never pre-supposed ACCC approval to the exercise by FOXTEL of any of its rights pursuant to that clause.
  Nevertheless in order to respond to the ACCC's clear concerns in relation to this issue, FOXTEL has agreed to delete this clause.

Non-exclusive 3G, Internet and High Speed Broadband Rights (undertakings 6.1 - 6.3)

Undertaking:

If FOXTEL acquires any third generation (3G), Internet or high speed broadband content rights, together with Subscription Television Service rights, FOXTEL undertakes that it will not license the 3G, Internet or high-speed broadband rights to any of its shareholders on an exclusive basis. FOXTEL will also not bid jointly with its shareholders for such rights bundled with Subscription Television Service rights and if it does acquire any 3G, Internet or high speed broadband rights and chooses to sub-license them non-exclusively, it will sub license them to all third parties on comparable terms.

  FOXTEL does not have any 3G, Internet or high-speed broadband rights and has never held such rights. FOXTEL considers that it is most unlikely that channel suppliers would offer subscription television service and those rights as a package.
  However, to overcome the ACCC's concern that Telstra would gain a competitive advantage over its competitors by acquiring such rights exclusively through FOXTEL, FOXTEL is undertaking not to supply 3G, Internet or high speed broadband rights exclusively to Telstra or any other shareholder for the duration of the CSA.
  In addition, the undertaking also prevents FOXTEL bidding jointly with its shareholders for such rights bundled with subscription television rights, and ensures that if FOXTEL itself acquires such rights and chooses to sub-license them non-exclusively, it will sub-license the rights to all third parties on comparable terms.

Two Special Community Channels (undertakings 10.1 and 10.2)

Undertaking:

FOXTEL will carry, without transmission charge, two video channels in the FOXTEL digital channel line-up, available from the launch of FOXTEL's digital service, to be used to broadcast one channel devoted to general community programming and one channel devoted to educational programming.

  FOXTEL has always been cognisant of its obligations to promote programming diversity. As early as 1999 FOXTEL entered an agreement with the ABC to carry up to 5 of its channels as part of FOXTEL's digital cable service.
  The offer by FOXTEL to make 2 community channels available is consistent with FOXTEL's approach of encouraging diversity.
  FOXTEL's proposal is that these channels will be managed by independent not-for-profit organisations, and made available as part of the FOXTEL package. For example the knowledge and learning channel might be managed by the Australian Vice Chancellors Committee and the Co-ordinating Council of Education Ministers and the community channel by a representative grouping of community broadcasting interests.
  This undertaking will ensure that two not for profit, independent niche channels of real community value will be included as part of FOXTEL's channel line-up in digital.
  This will be a substantial ongoing financial cost to FOXTEL, but it will ensure that community channels will have access to FOXTEL's platforms. FOXTEL perceives part of its role within the community as fostering diversity of programming and views and has made this offer in that public spirit.
  This undertaking continues whilst FOXTEL's digital access undertaking is in force.
  The channels will be launched on FOXTEL at the time that FOXTEL launches its commercial retail digital service on cable or satellite.
  The operators of the channels will be determined in consultation with the Department of Communications, Information Technology and the Arts.

Maintain Spending Level on Independent Local Content (undertakings 11.1 and 11.2)

Undertakings:

FOXTEL undertakes that in addition to the amount FOXTEL spends on local production in respect of its own programming, it will expend or will have committed to expend $3 million (which represents the level set in 2001-2002) per year (adjusted for CPI) on Australian programming produced by independent third party producers.

FOXTEL undertakes to arrange for its investment in local production to be independently audited on a yearly basis and provide a copy of the audit report to the ACCC.

  These undertakings ensure that independent local program producers can be assured of a continuity of investment by FOXTEL. FOXTEL spends millions of dollars annually on local production, both in relation to its internally produced programming as well as third party programming.
  These undertakings ensure that there will be no diminution in the investment made by FOXTEL in independent local production as a result of the CSA and provide confidence to the ACCC about FOXTEL's investment in local production pursuant to this undertaking.
  FOXTEL understands that Optus is also undertaking to maintain its spending on local production.
PART C - FOXTEL'S RESPONSE TO ISSUES RAISED BY ACCC

In the draft 87B undertakings, the ACCC has highlighted six concerns relating to the CSA. The concerns are outlined below.
  The reduction in competitive tension for the acquisition of content between FOXTEL and Optus in relation to competition for subscription television content.
  The restrictions placed upon Optus and the resultant reduction in rivalry between Optus and FOXTEL in the provision of retail subscription television services.
  FOXTEL's enhanced market power which will enable it to exert considerable influence over the availability and terms of supply for a large range of programming.
  Barriers to entry being heightened for third parties who wish to supply subscription television services to consumers.
  FOXTEL's ability to leverage its market power into a number of telecommunications markets and adversely impact on competition for related telecommunications services.
  First and last rights of refusal over the Optus cable.

FOXTEL has given extensive consideration to the views expressed by the ACCC and believes that its undertakings package comprehensively addresses the ACCC's concerns.

1. The reduction in competitive tension for the acquisition of content between FOXTEL and Optus

  As a result of FOXTEL's analogue and digital access undertakings, program and channel suppliers will have 4 ways to offer their program or channels to FOXTEL's subscribers. A programmer or channel supplier can:
    negotiate with FOXTEL, in a normal commercial manner consistently with all major international models, to be included as part of FOXTEL's digital service. FOXTEL will need to source many more channels to fill its digital service. FOXTEL has also guaranteed that 30% of its basic package will comprise non-affiliated channels which gives the providers of all non-affiliated channels continuing bargaining power;
    negotiate with FOXTEL, in a normal commercial manner and consistently with all major international models, to obtain access to FOXTEL's STU services and commence an independent retail subscription television service itself;
    negotiate with an access seeker to have its programming/channels included as part of the access seeker's service; and
    commence an independent retail subscription television service itself by becoming an access seeker using the access undertaking.
  Of course, program and channel suppliers can also offer their content to subscribers on other networks (including their own). This is assisted by FOXTEL's downstream offer which gives flexibility to these infrastructure operators to offer other subscription television services in addition to or instead of the FOXTEL service.
  Unlike FOXTEL (which must offer all its future programming to Optus) Optus also continues to have the ability to differentiate its service from FOXTEL's service by acquiring new channels and has some flexibility to determine the composition of its package.
  FOXTEL has also specifically protected the position of independent local program producers by guaranteeing certainty of minimum investment continuity by FOXTEL.
  Further, the position of the international suppliers of the Shared Channels gains special security by FOXTEL's undertaking not to acquire the non affiliated Shared Channels exclusively.
  All of these undertakings, and in particular FOXTEL and Telstra's analogue and digital access undertakings, will reduce and counter-balance any market power that might have been enjoyed by FOXTEL in its negotiations with program and channel suppliers.
  FOXTEL believes that the position of channel providers and their competitiveness has been significantly enhanced by FOXTEL's (and the complementary Telstra) undertakings in relation to analogue and digital access regimes which make a significant percentage of cable capacity available to channel suppliers. Together with FOXTEL's undertaking in relation to the community and non-affiliated channels, FOXTEL believes that channel suppliers are already more than protected against any loss of competitive tension between FOXTEL and Optus.

2. The restrictions placed upon Optus and the resultant reduction in rivalry between Optus and FOXTEL in the provision of retail subscription television services

  There is already considerable overlap between Optus' and FOXTEL's services. Current programming offered by both FOXTEL and Optus includes:
    the 15 Shared Channels;
    Optus Sports One and Two;
    The Fox Footy Channel; and
    ESPN (on FOXTEL from 1 September 2002).
  FOXTEL also entered into an agreement with The Movie Network on 2 September 2002 to carry the 3 Movie Network movie channels.
  Under the CSA FOXTEL assumes Optus' fixed programming liabilities and in return supplies it with better programming, thus allowing Optus to more vigorously promote subscription television either as part of a telephony bundle or on a stand-alone basis. This will enhance Optus' competitiveness both in subscription television and telephony markets which will be of benefit to consumers.
  The channel queue (for take up of the Foxtel Services on Optus) is not a restriction imposed on Optus against its wishes. Rather it was developed to assist Optus with analogue capacity issues and at its specific request. The role of the channel queue will be largely overtaken if Optus digitises its cable network as capacity will no longer be an issue. In any event, the most popular of FOXTEL's channels are at the top of the queue, being the channels which Optus wants most.
  Foxtel has required certain packaging and tiering restrictions in the supply of the Foxtel service by Optus. The limited restrictions that FOXTEL has placed on Optus' ability to package and tier its programming are necessary for FOXTEL to secure the revenue stream that is essential to it being able to assume Optus' financial liabilities. The commercial nexus between the assumption of the liabilities and the revenue stream which FOXTEL will earn from Optus' subscribers is crucial and delicately balanced. FOXTEL cannot assume those liabilities if that revenue stream is not protected as far as possible.
  Optus has guaranteed to FOXTEL a minimum number of basic subscribers but only for a limited period. FOXTEL therefore needs the tiering and packaging restrictions to ensure that Optus customers continue to subscribe to the basic package and FOXTEL continues to receive the incremental margin on each basic subscriber on Optus.
  As outlined above, the subscription television services offered by Optus on its cable will not necessarily be the same as the FOXTEL services (for capacity and existing contractual reasons). The CSA gives Optus flexibility as not only can it offer FOXTEL's services, it continues to have the ability to differentiate itself from FOXTEL by buying new programming directly. Optus only has an obligation to offer movie and sports programming to FOXTEL.
  The services offered to Optus' subscribers can be further differentiated as a result of Optus' ability to allow third parties to use its cable to provide other subscription television services (and any other services) under the revised clause 7.4(f) of the CSA.
  In summary, despite these limited and necessary restrictions, retail competition is in fact enhanced as a result of the CSA as a whole and FOXTEL's undertakings as:
    the CSA allows Optus to more vigorously promote subscription television either as part of a telephony bundle or on a stand alone basis which will enhance Optus' competitiveness in subscription television and telephony markets;
    Telstra is appointed as FOXTEL's reseller, thus promoting further subscription television competition;
    access seekers gain access to FOXTEL's STUs under the analogue and digital access undertakings increasing the diversity of programming offered to subscribers and further stimulating retail competition;
    channel providers potentially gain access to Optus' cable and STUs because of the changes to be made to clause 7.4(f);
    providers of competing broadband cable infrastructure are assisted by the downstream wholesale supply;
    any restriction on Optus' right to sell its cable network or its subscription television business to a third party (which may have been represented by the first and last right) will be removed; and
    FOXTEL's retail and wholesale price will be capped to FOXTEL's satellite price (increased only by CPI).
  When the CSA is considered as a whole, and the pro-competitive impact on the relevant markets is set-off against the packaging and tiering restrictions, the net effect is that the CSA does not substantially lessen competition in any market and in fact enhances retail (and wholesale) competition.

3. FOXTEL's enhanced market power over availability and terms of supply of programming

  Any influence FOXTEL may have over the availability and terms of supply for a large range of programming will be reduced by FOXTEL's undertakings:
    not to acquire exclusive subscription television rights to the non affiliated Shared Channels and The Movie Network channels;
    to provide analogue and digital access on specified terms;
    to guarantee that 30% of FOXTEL's basic package will comprise non-affiliated channels;
    to carry 2 community channels; and
    to commit to a minimum $3 million per annum spend on independent local production.
  As FOXTEL also undertakes to supply its service (where, and to the extent, it has the rights to do so) to operators of cable, satellite and MDS networks (other than on Telstra, Austar or the Optus HFC cable) this ensures that there will be no foreclosure of program supply to those potential infrastructure operators.
  The offer by FOXTEL to wholesale its service will be on a similar basis to the commercial terms finalised between FOXTEL and TransACT. This offer will facilitate the supply by these new infrastructure operators of telecommunications services, including Internet services and high-speed broadband services over cable and other networks.
  3G, Internet and high-speed broadband is not covered by FOXTEL's undertaking to supply programming to operators of fixed line cable networks as FOXTEL does not have any such rights. This is addressed by FOXTEL's undertaking not to supply any 3G, Internet and high-speed broadband rights acquired by it exclusively to any of FOXTEL's shareholders and, where FOXTEL chooses to sub-license those rights non-exclusively, to supply any such rights to all third parties on comparable terms. Additionally Foxtel has undertaken not to acquire any such rights in partnership with its shareholders.

4. Barriers to entry for third parties wishing to supply subscription television services

  As a result of FOXTEL's undertakings, program and channel suppliers will be able to provide their programming to subscribers via the access regimes. The analogue undertaking ensures that in respect of 10 available channels these channel suppliers have an alternative as soon as practicable.
  The digital access undertaking is strengthened by:
    FOXTEL's commitment that whenever it starts a digital service, it will do so with an access regime in place; and
    FOXTEL's commitment to start a digital service by a certain date so long as there is certainty pursuant to the proposed generic legislative changes and no specified adverse regulatory change.
  As a result of FOXTEL and Optus agreeing to amend Clause 7.4(f) of the CSA, third party content providers may be able to supply their services over the Optus network.
  Further, the downstream wholesale offer assists penetration of competing cable distribution networks. FOXTEL and Austar will provide the FOXTEL and Austar services respectively to infrastructure operators so they can package FOXTEL or Austar with telephony, broadband, Internet and even other utilities such as electricity, which will increase competition in all these markets.
  The FOXTEL model gives infrastructure operators flexibility in the way they source content and package content on their networks. They are able to source content from other providers and sit it 'along side' the FOXTEL content.
  The model sets a wholesale price that will allow infrastructure operators to compete vigorously with FOXTEL and each other. The rate is set by subtracting a discount from the FOXTEL retail price.
  The size and price of FOXTEL's basic package is modest compared to basic packages of other international subscription television operators.
  Despite this, by agreeing to cap its wholesale and retail basic package price to FOXTEL's satellite basic price (increased only by CPI), FOXTEL is giving competitive infrastructure operators and consumers additional protection concerning future pricing.
  Infrastructure operators are also free to source content from a huge number of alternative sources if they do not want to take content from FOXTEL. For example, in relation to movies, the 3 Movie Network channels, Disney, TCM (Turner Classic Movies) and the Sundance Channel (all of which are available in Australia); in relation to sport, ESPN (which is now available on FOXTEL) and the FOX Footy Channel; and many other quality programs such as all the non-affiliated Shared Channels (which FOXTEL has agreed not to acquire exclusively whilst the CSA is in operation).

FOXTEL's ability to leverage its market power into a number of telecommunications markets and impact on competition for those services

  FOXTEL's ability to leverage into telecommunications markets is reduced by its undertaking not to acquire 3G, Internet or high-speed broadband content rights jointly with its shareholders and, if FOXTEL itself bids for those rights bundled with subscription television rights, its undertakings:
    not to sub-license the 3G, Internet or high speed broadband rights exclusively to its shareholders; and
    if FOXTEL chooses to sub-license the rights non-exclusively, to sub-license the rights to all third parties on comparable terms.
  This will ensure that the level of competition for those related telecommunications services is not diminished.
  Further, FOXTEL's downstream offer will facilitate telephony competition through fresh investment in broadband infrastructure.

6. First and last rights of refusal

  FOXTEL undertakes to amend the CSA with Optus to delete the first and last bid right over the Optus cable eliminating the concern.

Change of Director's Interest

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT MANSFIELD
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - 20,000 INDIRECT - 55,339
Class	ORDINARY
Number acquired	4,928
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$23,999.36
No. of securities held after change	DIRECT - 20,000 INDIRECT - 60,267
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN RALPH
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - 1,000 INDIRECT - 58,071
Class	ORDINARY
Number acquired	2,464
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,999.68
No. of securities held after change	DIRECT - 1,000 INDIRECT - 60,535
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CLARK
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - 10,000 INDIRECT - 54,595
Class	ORDINARY
Number acquired	1,540
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,499.80
No. of securities held after change	DIRECT - 10,000 INDIRECT - 56,135
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FLETCHER
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - NIL INDIRECT - 35,744
Class	ORDINARY
Number acquired	1,335
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,501.45
No. of securities held after change	DIRECT - NIL INDIRECT - 37,079
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - 37,111 INDIRECT - 21,264
Class	ORDINARY
Number acquired	1,540
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,499.80
No. of securities held after change	DIRECT - 37,111 INDIRECT - 22,804
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - 10,400 INDIRECT - 8,744
Class	ORDINARY
Number acquired	1,335
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,501.45
No. of securities held after change	DIRECT - 10,400 INDIRECT - 10,079
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - NIL INDIRECT - 21,554
Class	ORDINARY
Number acquired	1,540
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,499.80
No. of securities held after change	DIRECT - NIL INDIRECT - 23,094
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - NIL INDIRECT - 23,073
Class	ORDINARY
Number acquired	1,335
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,501.45
No. of securities held after change	DIRECT - NIL INDIRECT - 24,408
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BILL OWENS
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - NIL INDIRECT - 1,997
Class	ORDINARY
Number acquired	1,848
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,999.76
No. of securities held after change	DIRECT - NIL INDIRECT - 3,845
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Directors Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASXs property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER
Date of last notice	21 MARCH 2002

Part 1 - Change of directors relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	5 SEPTEMBER 2002
No. of securities held prior to change	DIRECT - 800 INDIRECT - 41,113
Class	ORDINARY
Number acquired	1,848
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,999.76
No. of securities held after change	DIRECT - 800 INDIRECT - 42,961
Nature of change Example: on-market trade, off-market, trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 - Change of directors interests in contracts

NIL

Telstra Corporation - Notice of Meeting

Telstra Corporation Limited (ABN 33 051 775 556)
Annual General Meeting
Melbourne Exhibition Centre, Clarendon Street
Southbank, Melbourne
Friday 15 November 2002 at 10.00am (Melbourne time)

Annual General Meeting 2002 Notice of meeting

Ordinary business

Notes - Item 2. The order in which the candidates appear in this notice of meeting has been independently determined by Ernst & Young by drawing names by ballot. Information about the candidates is contained in the Explanatory Notes to this Notice of meeting. To be successfully elected or re-elected as a director, a candidate must receive more votes "For" than "Against". If the number of candidates who receive more votes "For"than "Against" exceeds the number of positions available, the candidates elected will be those who receive the highest number of "For" votes and who also receive more "For" votes than "Against" votes.

1.Chairman and CEO presentations

2. Election and re-election of directors

Robert Mansfield, Catherine Livingstone, Samuel Chisholm and Tony Clark retire by rotation and in accordance with the Companys constitution:

  (a) Tony Clark, being eligible, offers himself for re-election;
  (b) Robert Mansfield, being eligible, offers himself for re-election;
  (c) Leonard Cooper, being eligible, offers himself for election;
  (d) Francesco Rossi, being eligible, offers himself for election;
  (e) Mervyn Vogt, being eligible, offers himself for election;
  (f) Samuel Chisholm, being eligible, offers himself for re-election;
  (g) Edvard Pregun, being eligible, offers himself for election; and
  (h) Catherine Livingstone,being eligible,offers herself for re-election.

3.Discussion of financial statements and reports

To discuss the Companys financial statements and reports in respect of the year ended 30 June 2002.

Right to vote

Investor	Right to vote
Shareholders	Shareholders registered as at 10.00pm (Melbourne time) on Wednesday 13 November 2002 are entitled to attend and vote at the Annual General Meeting.
Telstra ESOP 97 and 99 Participants	Telstra ESOP 97 and 99 participants registered at 5.00pm on Monday 11 November 2002 are entitled to attend and vote at the Annual General Meeting.
Telstra OwnShare Particpants	Telstra OwnShare participants registered at 5.00pm on Monday 11 November 2002 are entitled to attend and vote at the Annual General Meeting.
Telstra DirectShare Participants	Telstra DirectShare participants registered at 5.00pm on Monday 11 November 2002 are entitled to attend and vote at the Annual General Meeting.

Voting by proxy or nominee

Please remember that if you hold Telstra shares in more than one capacity you need to use each of the forms that are relevant to your holdings. For example, if you are an ordinary shareholder and ESOP participant and you wish to appoint a Proxy for your entire holding, you must complete an orange proxy form for your ordinary shares and the blue nominee form for your ESOP holding.

Investor	Which proxy or nominee form?	Deadline for lodgement (Melbourne time)
Shareholders	Use orange proxy form	10.00am Wednesday 13 November 2002
Telstra ESOP 97 and 99 Members	Use blue appointment of nominee form	5.00pm Monday 11 November 2002
Telstra OwnShare Particpants	Use the green appointment of nominee form	5.00pm Monday 11 November 2002
Telstra DirectShare Participants	Use the green appointment of nominee form	5.00pm Monday 11 November 2002

Appointment of proxy or nominee ('Proxy')

Number of Proxies

A shareholder, ESOP 97 or 99 participant, OwnShare participant or DirectShare participant ('Investor') entitled to attend and vote can appoint up to two proxies or nominees as appropriate (collectively 'Proxies'). If you wish to appoint two Proxies, please call 1300 88 66 77 and request another form.

Proportion of votes per Proxy

Where a shareholder appoints two Proxies, the appointment of the Proxies may specify the proportion or the number of votes that the Proxies may exercise. If the appointment does not specify the proportion or number of the shareholders votes each Proxy may exercise, then each Proxy may exercise half of the votes. Where an ESOP 97 or 99 participant, OwnShare participant or DirectShare participant appoints more than one nominee, the appointment is of no effect unless each person appointed is appointed to represent a specified portion of the relevant votes. Where two Proxies are appointed, neither Proxy is entitled to vote on a show of hands.

Qualifications

A Proxy need not be a shareholder, ESOP participant,OwnShare participant or DirectShare participant.

Voting

If a Proxy is not directed how to vote on an item of business, the Proxy may vote, or abstain from voting, as that person thinks fit. If a Proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the Investors behalf on a show of hands or on a poll and the shares that are the subject of the Proxy will not be counted in computing the required majority.

Lodgement

To be effective, proxy and nominee forms must be received in the Share Registrars office by the deadline for lodgement noted in the table on page 3. Proxies can be lodged on-line at the Telstra Share Registry website at www.asxperpetual.com.au/telstralogin.asp You will be taken to have signed your Proxy if you lodge it in accordance with the instructions on the website. Proxy and nominee forms may also be lodged by the deadline for lodgement by facsimile on (61 3) 9615 9911 or:

by hand:

Telstra Share Registrar
ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000

by mail:

Telstra Share Registrar
ASX Perpetual Registrars Limited
PO Box 14300
MELBOURNE VIC 8001

Appointment of Proxy by attorney

Where the appointment of a Proxy is signed by the appointors attorney, a certified copy of the power of attorney, or the power of attorney itself, must be received by facsimile or hard copy by the deadline for lodgement noted in the table on page 3. If facsimile transmission is used, the power of attorney must be certified.

Questions

If you have any questions about this notice or the accompanying documents, please contact:

Telstra Share Registrar
ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Telephone: 1300 88 66 77
Overseas: 613 9615 9998
Facsimile: 613 9615 9911

By order of the Board
Douglas Gration
Company Secretary
26 September 2002

Explanatory notes

Item 2 - Election and re-election of directors

Notes: Although 8 candidates are standing for election to the office of director, a maximum of 5 candidates may be elected in accordance with the Companys constitution. As the number of candidates exceeds the number of positions available this item cannot be decided by a show of hands. Accordingly, the Chairman intends to call a poll in relation to this item at the meeting.

Tony J Clark AM, FCA, FCPA, FAICD
Age 63
Director since October 1996 Chartered Accountant; formerly Managing Partner KPMG NSW (1992 - 1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

Robert C Mansfield AO, BCom, FCPA
Age 51
Chairman Director since November 1999 and Chairman since January 2000. Chairman, CDS Technologies Pty Ltd; Director,Datacraft Asia Ltd, Dimension Data Holdings plc,Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonalds Australia Ltd,Wormald International Ltd,Optus Communications Ltd and John Fairfax Holdings Limited. He is also Chairman of the Starlight Childrens Foundation Australia.

Leonard Cooper
Age 61
Secretary, Communication Electrical Plumbing Union - Communications Division (Telecommunications and Services Branch); Director, Victorian Electrical, Printing, Information and Communications (EPIC) State Training Advisory Board. Mr Cooper has trained in Telstra and worked as a Technician, Technical Officer and Technical Instructor and has been associated with Telstra and telecommunications for his entire working life. Mr Cooper actively assists the Telstra Shareholders Organisation - SHOT. Mr Cooper was formerly a director of a job placement agency and is a director of a training company specialising in the telecommunications and information industries.

Francesco Rossi
Age 40
BEc,MEPA, LLB (Hons), AIMM, ASA Director, Cityrose Developments Pty Ltd. Former roles include Director, Bel Giuoco Sdn Bhd (Malaysia); Program Director, Australian Consortium for Higher Education in Malaysia. He has previously held management positions in industry and government agencies and has lectured in higher education colleges and universities in Australia and overseas. Mr Rossi has served on various government advisory committees and has over ten years experience as a consultant in training and in business and process analysis in Australia and throughout Asia.

Mervyn Vogt
Age 70
BCom, BEd, ACTT, Grad Dip E and IR Past MACE and AIMM. Lecturer in Education, Educational Technology, Perception and Communication, Foundation Director Victorian Teachers Union (VTU) Credit Union, Vice-President VTU, Member of Victorian Curriculum Advisory Board, Member Victorian Universities and Schools Examination Board (VUSEB), State Executive Member Victorian Council of School Organisations (VICSSO), Convenor of Expert Committee on Educational Technology Planning. Employee of Telstra Corporation Ltd. Occupational Health and Safety representative.

Samuel H Chisholm
Age 62
Director since November 2000 Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director of Australian Wool Services Ltd. He was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation Limited (1990 - 1997). For 17 years previously he was Chief Executive and Managing Director of Nine Network Australia Limited.

Edvard Pregun
Age 33
MMgt (MGSM), PG Dip Mgt (MGSM), Assoc Dip EE. Mr Edvard Pregun has been an employee of Telstra since January 1995. Mr Pregun has held positions in Telstra involving the design and delivery of customer data networks for Telstras corporate and small to medium enterprise customer base. Mr Pregun has also been employed in the planning, design and delivery of network infrastructure requirements for rural NSW. Mr Pregun currently manages a 24 hour International Data and Customer Network centre. Mr Pregun has completed Post Graduate Management studies to the level of Master of Management at Macquarie Graduate School of Management, Sydney. Mr Pregun has previously held positions in the freight, transportation, retail, hospitality and electronics manufacturing industries.

Catherine B Livingstone BA (Hons), FCA
Age 47
Director since November 2000 Chairman, CSIRO and the Australian Business Foundation; Director, Goodman Fielder Ltd, Rural Press Ltd and the Sydney Institute; Member, Department of Accounting and Finance Advisory Board Macquarie University; former Managing Director, Cochlear Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/DOUGLAS GRATION

Name: Douglas Gration
Company Secretary

Date: 30 September 2002